File Pursuant to Rule 424(b)(3)
Registration No. 333-233403-04

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated August 22, 2019)

Entergy Louisiana, LLC

$ Collateral Trust Mortgage Bonds, % Series due , 20	$ Collateral Trust Mortgage Bonds, Floating Rate Series due , 20

We are offering $         million of our Collateral Trust Mortgage Bonds,         % Series due                     , 20    , or the “20     bonds,” and $         million of our Collateral Trust Mortgage Bonds, Floating Rate Series due                     , 20    , or the “floating rate bonds.”

We will pay interest on the 20     bonds semi-annually in arrears on                      and                      of each year. The first interest payment on the 20     bonds will be made on                     , 2021. We may redeem some or all of the 20     bonds at any time on or after                     , 20    , at a price equal to 100% of the principal amount of the 20     bonds being redeemed plus any accrued and unpaid interest thereon to but excluding the redemption date.

We will pay interest on the floating rate bonds quarterly at a rate equal to the Three-Month LIBOR Rate (as defined in this prospectus supplement) plus         %, subject to the provisions set forth under “Description of the Bonds — Interest, Maturity and Payment — Floating Rate Bonds” in this prospectus supplement. The interest rate on the floating rate bonds will be reset quarterly on              ,             ,              and              of each year, beginning                     , 2021. We may redeem some or all of the floating rate bonds at any time on or after                     , 20     at a price equal to 100% of the principal amount of the floating rate bonds being redeemed plus any accrued and unpaid interest thereon to but excluding the redemption date.

The 20     bonds and the floating rate bonds are referred to in this prospectus supplement as the “bonds.” The bonds will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

As described in the accompanying prospectus, the 20     bonds and the floating rate bonds are each a series of collateral trust mortgage bonds issued under our mortgage and deed of trust, which has the benefit of (i) a lien (subject to certain exceptions and permitted liens) on substantially all of our tangible electric and gas utility property in Louisiana and our electric utility properties located in Union County, Arkansas and certain related properties and (ii) the first mortgage lien (subject to certain exceptions and permitted liens) securing first mortgage bonds that we have issued to the Trustee (as defined in this prospectus supplement) as the basis for issuing collateral trust mortgage bonds.

Investing in the bonds involves risks. See “Risk Factors” beginning on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 20 bond		Total	Per floating rate bond		Total
Price to Public(1)		%	$		%	$
Underwriting Discount		%	$		%	$
Proceeds to Entergy Louisiana (before expenses)		%	$		%	$

(1)	The price to the public for each series of bonds will also include any interest that has accrued on such series of bonds since the issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about November     , 2020.

Joint Book-Running Managers

BofA Securities
Mizuho Securities
Morgan Stanley
US Bancorp
Wells Fargo Securities

Co-Manager

Siebert Williams Shank

November     , 2020

This prospectus supplement, the accompanying prospectus and any related free-writing prospectus that we file with the Securities and Exchange Commission, or SEC, contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer or sale of the bonds in any jurisdiction where the offer or sale is not permitted.

RISK FACTORS

Investing in the bonds involves certain risks. In considering whether to purchase the bonds, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risks described below and the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”), and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 (the “First Quarter 2020 Form 10-Q”), June 30, 2020 (the “Second Quarter 2020 Form 10-Q”), and September 30, 2020 (the “Third Quarter 2020 Form 10-Q”), in each case incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Floating Rate Bonds

Uncertainty relating to the calculation of the London Interbank Offered Rate (“LIBOR”) and other reference rates and their potential discontinuance may materially adversely affect the value of the floating rate bonds.

National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices that are deemed to be “reference rates.” Actions by those regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, the discontinuance of certain reference rates, or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR (including three-month LIBOR) after 2021. That announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Additionally, the FCA has stated, as recently as September 17, 2020, that: “Firms cannot rely on LIBOR after end-2021.” Based on the foregoing, it appears highly likely that LIBOR will be discontinued or modified after 2021.

At this time, it is not possible to predict the effect that these developments, any discontinuance or modification of or other reforms to LIBOR or any other reference rate, including to the rules promulgated by the FCA in relation thereto, that will be enacted in the United Kingdom and elsewhere, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or floating rate debt securities, including the floating rate bonds. In addition, any changes announced by the FCA (including the announcement made by the FCA on July 27, 2017), ICE Benchmark Administration Limited as independent administrator of LIBOR or any other successor governance or oversight body, or future changes adopted by any of those bodies, in the method pursuant to which LIBOR is determined may result in a sudden or prolonged increase or decrease in the reported LIBOR. Uncertainty as to the nature of any potential discontinuance, or modification of LIBOR, alternative reference rates or other reforms may materially adversely affect the trading market for securities linked to those benchmarks, including the floating rate bonds. Furthermore, the use of alternative reference rates or other reforms could cause the interest rate calculated for the floating rate bonds to be materially different than expected.

If it is determined that three-month LIBOR has been discontinued and an alternative reference rate for the Three-Month LIBOR Rate is used as described in “Description of the Bonds — Interest, Maturity and Payment — Floating Rate Bonds” in this prospectus supplement, we or our designee (which may be an independent financial advisor or any other designee of ours (any of those entities, a “Designee”)) may make certain adjustments to that rate, including applying a spread thereon or with respect to the Business Day (as defined in this prospectus supplement) convention, interest determination dates and related provisions and definitions, to make that alternative reference rate comparable to the Three-Month LIBOR Rate, in a manner that is consistent with industry-accepted practices or applicable regulatory or legislative actions or guidance for that alternative reference rate. Any of the specified methods of determining floating rate alternative reference rates or the permitted adjustments to those rates may result in interest payments on the floating rate bonds that are lower than or that do not otherwise correlate over time with the interest payments that would have been made on the floating rate bonds if published three-month LIBOR continued to be available.

Other floating rate debt securities, by comparison, may be subject in similar circumstances to different procedures for the establishment of alternative reference rates. Any of the foregoing may have a material adverse effect on the amount of interest payable on the floating rate bonds, or the market liquidity and market value of the floating rate bonds.

The interest rate on the floating rate bonds will be calculated using a Benchmark Replacement selected by us (or our Designee) if a Benchmark Transition Event occurs.

As described in detail under “Description of the Bonds — Interest, Maturity and Payment — Floating Rate Bonds — Effect of Benchmark Transition Event” (the “benchmark transition provisions”) in this prospectus supplement, if during the term of the floating rate bonds, we (or our Designee) determine that a Benchmark Transition Event (as defined in the benchmark transition provisions) and its related Benchmark Replacement Date (as defined in the benchmark transition provisions) have occurred with respect to three-month LIBOR (or the then-current Benchmark (as defined in the benchmark transition provisions), as applicable), we (or our Designee), in the sole discretion of us or our Designee, as the case may be, will select a Benchmark Replacement (as defined in the benchmark transition provisions) as the base rate in accordance with the benchmark transition provisions. The Benchmark Replacement will include a spread adjustment, and technical, administrative or operational changes described in the benchmark transition provisions may be made to the interest rate determination as determined by us (or our Designee) in the sole discretion of us or our Designee, as the case may be.

Our interests (or the interests of our Designee) in making the determinations described above may be adverse to your interests as a holder of the floating rate bonds. The selection of a Benchmark Replacement, and any decisions made by us (or our Designee) in connection with implementing a Benchmark Replacement with respect to the floating rate bonds, could result in adverse consequences to the applicable interest rate on the floating rate bonds, which could adversely affect the return on, value of and market for the floating rate bonds. There are no limits or parameters dictating whom we may appoint as our Designee to assist in the operation of the benchmark transition provisions, and the Designee may be one of our affiliates, one of our agents or any other person or entity. There is no assurance that a Designee selected by us to assist in the operation of the benchmark transition provisions will have the competency to make any determinations therein or that any determination by a Designee will be consistent with similar determinations made on similar securities. In addition, there is no assurance that the characteristics of any Benchmark Replacement will be similar to three-month LIBOR or that any Benchmark Replacement will produce the economic equivalent of three-month LIBOR.

The Secured Overnight Financing Rate (“SOFR”) is a relatively new market index and as the related market continues to develop, there may be an adverse effect on the return on or value of the floating rate bonds.

If a Benchmark Transition Event and its related Benchmark Replacement Date occur, then the rate of interest on the floating rate bonds will be determined using SOFR (unless a Benchmark Transition Event and its related Benchmark Replacement Date also occur with respect to the Benchmark Replacements that are linked to SOFR, in which case the rate of interest will be based on the next-available Benchmark Replacement). In the following discussion of SOFR, when we refer to SOFR-linked debt securities, we mean the floating rate bonds at any time when the rate of interest on those debt securities is or will be determined based on SOFR.

The Benchmark Replacements specified in the benchmark transition provisions include Term SOFR (as defined in the benchmark transition provisions), which is a forward-looking term rate that will be based on the Secured Overnight Financing Rate. Term SOFR is currently being developed under the sponsorship of the Federal Reserve Bank of New York, and there is no assurance that the development of Term SOFR will be completed. If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to three-month LIBOR and, at that time, a form of Term SOFR has not been selected or recommended by the Federal Reserve Board, the Federal Reserve Bank of New York, a committee of either of them or a successor to either of them, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the amount of interest payable on the floating rate bonds for the next applicable interest period and all subsequent interest periods (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next available Benchmark Replacement).

These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (as defined in the benchmark transition provisions) (such as the Alternative Reference Rates Committee of the Federal Reserve Bank of New York), (ii) the International Swaps and Derivatives Association, Inc., or (iii) in certain circumstances, us (or our Designee). In addition, the benchmark transition provisions expressly authorize us (or our Designee) to make Benchmark Replacement Conforming Changes (as defined in the benchmark transition provisions) with respect to, among other things, the determination of interest periods and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment (as defined in the benchmark transition provisions), and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the floating rate bonds, which could adversely affect the return on, value of and market for the floating rate bonds. In addition, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

The Federal Reserve Bank of New York began to publish SOFR in April 2018. Although the Federal Reserve Bank of New York has also begun publishing historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return on and value of SOFR-linked debt securities may fluctuate more than floating rate debt securities that are linked to less volatile rates.

Also, since SOFR is a relatively new market index, SOFR-linked debt securities likely will have no established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for debt securities indexed to SOFR, such as the spread over the index reflected in interest rate provisions, may evolve over time, and trading prices of the floating rate bonds may be lower than those of later-issued SOFR-linked debt securities as a result. Similarly, if SOFR does not prove to be widely used in securities like the floating rate bonds, the trading price of those securities may be lower than those of debt securities linked to rates that are more widely used. Debt securities indexed to SOFR may not be able to be sold or may not be able to be sold at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to you as a holder of floating rate bonds. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may adversely affect the return on, value of and market for the floating rate bonds.

The interest rate on the floating rate bonds may be determined by reference to a Benchmark Replacement even if three-month LIBOR continues to be published.

If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to three-month LIBOR or the then-current Benchmark, the interest rate on the floating rate bonds will thereafter be determined by reference to the Benchmark Replacement. A Benchmark Transition Event includes, among other things, a public statement or publication of information by the regulatory supervisor for the administrator of LIBOR announcing that LIBOR is no longer representative. The interest rate on the floating rate bonds may therefore cease to be determined by reference to three-month LIBOR, and instead be determined by reference to the Benchmark Replacement, even if three-month LIBOR continues to be published. That rate may be lower than three-month LIBOR for so long as three-month LIBOR continues to be published, and the return on, value of and market for the floating rate bonds may be adversely affected.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. Accordingly, we incorporate by reference the documents listed below along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the filings are made prior to the time that all of the bonds are sold in this offering:

1. the 2019 Form 10-K;

2. the First Quarter 2020 Form 10-Q;

3. the Second Quarter 2020 Form 10-Q;

4. the Third Quarter 2020 Form 10-Q; and

5. our Current Reports on Form 8-K filed March 6, 2020, March 31, 2020, July 6, 2020, September 22, 2020, November 6, 2020, and November 13, 2020.

You may access a copy of any or all of these filings, free of charge, at our website located at http://www.entergy.com or by writing or calling us at the following address:

Ms. Dawn A. Balash

Assistant Secretary

Entergy Louisiana, LLC

639 Loyola Avenue

New Orleans, Louisiana 70113

(504)576-6755

You may also direct your requests via email to dbalash@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus supplement or the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from (i) our audited financial statements for the three-year period ended December 31, 2019, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2019 Form 10-K, and (ii) our unaudited financial statements for the nine months ended and as of September 30, 2020 incorporated by reference in this prospectus supplement and the accompanying prospectus from the Third Quarter 2020 Form 10-Q. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	September 30,	December 31,
	2020	2019	2018	2017
		(In thousands)
Income Statement Data:
Operating Revenues	$4,050,172	$4,285,175	$4,296,320	$4,300,550
Operating Income	912,111	896,642	675,771	874,637
Interest Expense	306,463	274,063	249,042	249,271
Net Income	708,881	691,537	675,614	316,347

	As of September 30, 2020
	Actual		As Adjusted(1)
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Balance Sheet Data:
Member’s Equity	$6,954,346	47.6%	$		%
Accumulated Other Comprehensive Loss	12,284	0.1

Total Member’s Equity	$6,966,630	47.7%
Long-Term Debt (including current maturities)(2)	7,728,017	52.9
Unamortized Premium and Discount – Net and Unamortized Debt Issuance Costs	(76,041)	(0.5)

Total Capitalization	$14,618,606	100.0%	$		%

(1)

Adjusted to reflect (i) the issuance and sale of the bonds, (ii) the issuance and sale of $300 million of our Collateral Trust Mortgage Bonds, 1.60% Series due December 15, 2030, and $300 million of our Collateral Trust Mortgage Bonds, 2.90% Series due March 15, 2051, in a separate offering completed on November 13, 2020, and (iii) the planned redemption in December 2020 of $300 million in aggregate principal amount of our first mortgage bonds maturing between 2052 and 2063 with a portion of the net proceeds from such completed offering. See “Use of Proceeds” in this prospectus supplement.

(2)	Including approximately $23.4 million of securitization bonds that are non-recourse to our assets and revenues.

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $        million after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds we receive from the issuance and sale of the bonds to finance, on an interim basis, storm restoration costs related to Hurricane Laura, Hurricane Delta and Hurricane Zeta, with any remaining proceeds to be used for general corporate purposes. Pending the application of the net proceeds of the bonds, we may invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE BONDS

General

The Mortgage (as defined in the accompanying prospectus) permits us to issue collateral trust mortgage bonds from time to time in one or more series, so long as we meet issuance tests set forth in the Mortgage, which are generally described in the accompanying prospectus under the heading “Description of the New Bonds – Issuance of Additional Bonds – Issuance of Additional Collateral Trust Mortgage Bonds.” All collateral trust mortgage bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional collateral trust mortgage bonds of such series. Thus, we may, from time to time, without notice to or the consent of the existing holders of either series of bonds, create and issue further collateral trust mortgage bonds having the same terms and conditions as such series of bonds in all respects, except for the issue date, price to public and, if applicable, the initial interest payment date on such collateral trust mortgage bonds. Additional collateral trust mortgage bonds issued in this manner will be consolidated with, and will form a single series with, the previously outstanding bonds of such series.

Interest, Maturity and Payment

20     Bonds

We are offering $             million of our Collateral Trust Mortgage Bonds,         % Series due                      , 20    . We will pay interest on the 20     bonds semi-annually in arrears on               and                       of each year, beginning on                      , 2021. Interest will accrue at the rate of         % per year and will start to accrue from              , 20    . As long as the 20     bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the 20     bonds at a rate of         % per year.

Interest on the 20     bonds will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, redemption date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date, redemption date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

Floating Rate Bonds

General.

We are offering $      million of our Collateral Trust Mortgage Bonds, Floating Rate Series due                     , 20    . We will pay interest on the floating rate bonds quarterly at the Three-Month LIBOR Rate plus                  basis points (        %) (the “Margin”), reset quarterly, subject to the provisions set forth below. The floating rate bonds will mature on                     , 20    . The interest rate for the initial interest period for the floating rate bonds will be determined as described below on November     , 2020 (which date will be two LIBOR Business Days prior to the expected date of delivery of the floating rate bonds). We will pay interest on the floating rate bonds

on             ,             ,              and              of each year, each such date referred to as an “interest payment date,” and also a “LIBOR Rate Reset Date,” until maturity or earlier redemption. The first interest payment date and first LIBOR Rate Reset Date will be                     , 2021. As long as the floating rate bonds are registered in the name of DTC or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. Interest on the floating rate bonds will accrue from and including the date of original issuance to but excluding the first interest payment date. Starting on the first interest payment date, interest on each floating rate bond will accrue from and including the last interest payment date to which we have paid, or duly provided for the payment of, interest on that floating rate bond to but excluding the next succeeding interest payment date. No interest will accrue on a floating rate bond for the day that the floating rate bond matures. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the floating rate bonds at a rate of         % per year (which will be the interest rate per year on the 20         bonds).

The floating rate bonds will bear interest for each interest period at a rate determined by the Calculation Agent (as defined below), except as set forth below. Promptly upon determination, the Calculation Agent will inform the Trustee and us, or, in certain circumstances described below, we or our Designee will inform the Trustee, of the interest rate for the next interest period.

The interest rate in effect on any LIBOR Rate Reset Date will be the applicable interest rate as reset on that date and the interest rate applicable to any other day will be the interest rate as reset on the immediately preceding LIBOR Rate Reset Date (or, in the case of any day preceding the first LIBOR Rate Reset Date, the interest rate determined as described below on November     , 2020 (which date will be two LIBOR Business Days prior to the expected date of delivery of the floating rate bonds)). The amount of interest payable for any interest period on the floating rate bonds will be determined by us and will be computed by multiplying the floating rate for that interest period by a fraction, the numerator of which will be the actual number of days elapsed during that interest period (determined by including the first day of the interest period and excluding the last day of the interest period), and the denominator of which will be 360, and by multiplying the result by the aggregate principal amount of the floating rate bonds. The interest rate for any interest period will at no time be higher than the maximum rate then permitted by applicable law.

If an interest payment date, other than a redemption date or the maturity date of the floating rate bonds, falls on a day that is not a Business Day, the interest payment date will be postponed to the next day that is a Business Day, except that if that Business Day is in the next succeeding calendar month, the interest payment date will be the immediately preceding Business Day. Also, if a redemption date or the maturity date of the floating rate bonds falls on a day that is not a Business Day, then payment of the interest or principal payable on that date will be made on the next succeeding day which is a Business Day, and no interest will be paid or other payment made in respect of such delay.

If any LIBOR Rate Reset Date falls on a day that is not a Business Day, the LIBOR Rate Reset Date will be postponed to the next day that is a Business Day, except that if that Business Day is in the next succeeding calendar month, the LIBOR Rate Reset Date will be the immediately preceding Business Day.

Determining the Floating Rate.

The “Three-Month LIBOR Rate” for each interest period beginning on a LIBOR Rate Reset Date, or November     , 2020 (which date will be two LIBOR Business Days prior to the expected date of delivery of the floating rate bonds) in the case of the initial interest period, means the rate determined in accordance with the following provisions:

(1)

On the related LIBOR Interest Determination Date, the Calculation Agent will determine the Three-Month LIBOR Rate, which will be the rate for deposits in United States dollars having an index maturity of three months which appears on the Bloomberg L.P. page “BBAM” (or on such other page as may replace the Bloomberg L.P. page “BBAM” on that service), or, if on such interest determination date, the three-month LIBOR does not appear or is not available on the designated Bloomberg L.P. page “BBAM” (or on such other page as may replace the Bloomberg L.P. page “BBAM” on that service), the Reuters Page LIBOR01 (or such other page as may replace the Reuters Page LIBOR01 on that service), as of 11:00 a.m., London time, on the LIBOR Interest Determination Date.

(2)

If the Three-Month LIBOR Rate cannot be determined as described in clause (1) above on the LIBOR Interest Determination Date, the Calculation Agent will request the principal London offices of four major reference banks in the London Inter-Bank Market selected by us to provide the Calculation Agent with their offered quotations for deposits in United States dollars for the period of three months, beginning on the applicable LIBOR Rate Reset Date, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that LIBOR Interest Determination Date and in a principal amount of not less than $1,000,000. If at least two quotations are provided, then the Three-Month LIBOR Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of a percent) of those quotations. If fewer than two quotations are provided, then the Three-Month LIBOR Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the LIBOR Interest Determination Date by three major banks in New York City selected by us for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount of not less than $1,000,000. If the banks selected by us are not providing quotations in the manner described by this clause (2), the rate for the interest period following the LIBOR Interest Determination Date will be the rate already in effect on that LIBOR Interest Determination Date.

Notwithstanding clause (1) and clause (2) in the preceding paragraph, if we (or our Designee) determines on or prior to the relevant LIBOR Interest Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the Three-Month LIBOR Rate (or the then-current Benchmark, as applicable), then the provisions set forth in the benchmark transition provisions will thereafter apply to all determinations of the rate of interest payable on the floating rate bonds. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the amount of interest that will be payable for each interest period will be an annual rate equal to the sum of the Benchmark Replacement and the Margin. However, if we (or our Designee) determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, but for any reason the Benchmark Replacement has not been determined as of the relevant LIBOR Interest Determination Date, the interest rate for the applicable interest period will be equal to the interest rate for the immediately preceding interest period, as determined by us (or our Designee).

All percentages resulting from any calculation of any interest rate for the floating rate bonds will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 3.876545% (or .03876545) being rounded to 3.87655% (or .0387655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards). Any percentage resulting from any calculation of any interest rate for the floating rate bonds less than 0.00% will be deemed to be 0.00% (or ..0000).

“Calculation Agent” means a banking institution or trust company appointed by us to act as calculation agent, which initially will be The Bank of New York Mellon.

“LIBOR Business Day” means any day on which dealings in deposits in United States dollars are transacted in the London Inter-Bank Market.

“LIBOR Interest Determination Date” means (i) the second LIBOR Business Day preceding each LIBOR Rate Reset Date or (ii) November     , 2020 (which date will be two LIBOR Business Days prior to the expected date of delivery of the floating rate bonds) in the case of the initial interest period.

“Trustee” means The Bank of New York Mellon or any successor trustee under the Mortgage.

Absent willful misconduct, bad faith or manifest error, the calculation of the applicable interest rate for each interest period by the Calculation Agent, or in certain circumstances described below, by us or our Designee will be final and binding on us, the Calculation Agent, the Trustee, and the holders of the floating rate bonds. The holders of the floating rate bonds may obtain the interest rate for the current and preceding interest periods by writing the Trustee at The Bank of New York Mellon, Attn: Corporate Trust Administration, 240 Greenwich Street, New York, New York 10286, or any successor appointed by us.

In no event shall the Calculation Agent be responsible for determining any substitute for the Three-Month LIBOR Rate, or for making any adjustments to any alternative benchmark or spread thereon, the Business Day convention, interest determination dates or any other relevant methodology for calculating any such substitute or successor benchmark. In connection with the foregoing, the Calculation Agent will be entitled to conclusively rely on any determinations made by us or our Designee and will have no liability for such actions taken at our direction.

Effect of Benchmark Transition Event.

Benchmark Replacement. If we (or our Designee) determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time (as defined below) in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the floating rate bonds in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we (or our Designee) will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations. Any determination, decision or election that may be made by us (or our Designee) as described under this subsection “Effect of Benchmark Transition Event,” including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, will be made in our (or our Designee’s) sole discretion, and, notwithstanding anything to the contrary in the documentation relating to the floating rate bonds, shall become effective without consent from the holders of the floating rate bonds or any other party. Neither the Trustee nor the Calculation Agent will have any liability for any determination made by or on behalf of us or our Designee in connection with a Benchmark Transition Event or a Benchmark Replacement.

Certain Defined Terms.

“Benchmark” means, initially, the Three-Month LIBOR Rate; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the Three-Month LIBOR Rate or any other then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark (as defined below) with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if we (or our Designee) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us (or our Designee) as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) Compounded SOFR (as defined below) and (b) the Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (as defined below) and (b) the Benchmark Replacement Adjustment;

(4)	the sum of: (a) the ISDA Fallback Rate (as defined below) and (b) the Benchmark Replacement Adjustment; and

(5)

the sum of: (a) the alternate rate of interest that has been selected by us (or our Designee) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for United States dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us (or our Designee) as of the Benchmark Replacement Date (as defined below):

(1)

the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement (as defined below) is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by us (or our Designee) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for United States dollar denominated floating rate notes at such time.

The Benchmark Replacement Adjustment shall not include the Margin, and the Margin shall be applied to the Benchmark Replacement to determine the interest payable on the floating rate bonds.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “interest period,” timing and frequency of determining rates and making payments of interest, rounding of amounts or tenor, and other administrative matters) that we (or our Designee) decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we (or our Designee) decide that adoption of any portion of such market practice is not administratively feasible or if we (or our Designee) determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we (or our Designee) determine is reasonably necessary).

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or clause (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by us (or our Designee) in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that:

(2)

if, and to the extent that, we (or our Designee) determine that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us (or our Designee) giving due consideration to any industry-accepted market practice for United States dollar denominated floating rate notes at such time.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment and the Margin.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding Business Day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is the Three-Month LIBOR Rate, 11:00 a.m., London time, on the LIBOR Interest Determination Date, and (2) if the Benchmark is not the Three-Month LIBOR Rate, the time determined by us (or our Designee) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

General

“Business Day” shall mean any day that is not a Saturday, a Sunday, or a day on which banking institutions or trust companies in New York City are generally authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Trustee is closed for business.

As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of the New Bonds — Book-Entry Only Securities.”

Form and Denomination

The bonds will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The bonds of each series will be represented by one or more global certificates without coupons registered in the name of a nominee of DTC.

Optional Redemption

We may redeem some or all of the 20     bonds, at our option, at any time or from time to time, on or after                     , 2021, and we may redeem some or all of the floating rate bonds, at our option, at any time or from time to time, on or after                     , 2021. We will give notice of our intent to redeem some or all of the bonds of the applicable series at least 10 but no more than 60 days prior to such redemption date. If we redeem all or any part of the bonds of such series, we will pay a redemption price equal to 100% of the principal amount of the bonds of such series being redeemed plus accrued and unpaid interest thereon, if any, to but excluding the such redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the Trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the Mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of collateral trust mortgage bonds of any series under the Mortgage, including the bonds of either series.

Purchase of the Bonds

We or our affiliates may, at any time and from time to time, purchase all or some of the bonds at any price or prices by means other than redemption, whether by tender, in the open market, by private negotiated agreement or otherwise, subject to applicable law.

Issuance of Additional Collateral Trust Mortgage Bonds

See “Description of the New Bonds — Issuance of Additional Bonds — Issuance of Additional Collateral Trust Mortgage Bonds” in the accompanying prospectus for a description of the bases upon which we are permitted to issue collateral trust mortgage bonds under the Mortgage and the related requirements for such issuance, which bases may be Class A Bonds (as defined in the accompanying prospectus) issued to the Trustee under the Mortgage, unfunded property additions, retired collateral trust mortgage bonds or cash.

As of September 30, 2020, we could have issued approximately $1.374 billion principal amount of Class A Bonds under the ELL Mortgage (as defined in the accompanying prospectus) on the basis of retired bonds, and we had approximately $769 million of unfunded property additions, entitling us to issue approximately $615 million principal amount of additional Class A Bonds under the ELL Mortgage on the basis of property additions. As of September 30, 2020, we could have issued approximately $2.214 billion in principal amount of Class A Bonds under the EGSL Mortgage (as defined in the accompanying prospectus) on the basis of available debt retirements, and we had approximately $2.255 billion of available net additions, entitling us to issue approximately $1.353 billion in principal amount of Class A Bonds under the EGSL Mortgage on the basis of available net additions (in each case, assuming such additional Class A Bonds do not bear interest). As of September 30, 2020, we could have issued approximately $5.556 billion in principal amount of collateral trust mortgage bonds on the basis of Class A Bonds. The amounts of additional Class A Bonds issuable as of September 30, 2020 do not reflect (i) our issuance on November 13, 2020 of $300 million of our Collateral Trust Mortgage Bonds, 1.60% Series due December 15, 2030 and $300 million of our Collateral Trust Mortgage Bonds, 2.90% Series due March 15, 2051 which collateral trust mortgage bonds were issued on the basis of Class A Bonds, and (ii) our planned application of the proceeds of such issuance to the redemption of $300 million in aggregate principal amount of our first mortgage bonds in December 2020.

As of September 30, 2020, we had approximately $625 million of unfunded property additions under the Mortgage, entitling us to issue approximately $437 million principal amount of collateral trust mortgage bonds on the basis of property additions. As of September 30, 2020, we were not entitled to issue any collateral trust mortgage bonds on the basis of retired collateral trust mortgage bonds. The bonds offered by this prospectus supplement will be issued on the basis of Class A Bonds. Class A Bonds, property additions and cash used as a basis for the issuance of collateral trust mortgage bonds under the Mortgage from time to time will be for the benefit of the holders of all collateral trust mortgage bonds outstanding under the Mortgage from time to time, including the holders of the bonds offered by this prospectus supplement.

Remedies

Effective March 1, 2020, the Mortgage was amended to implement the revision described in the second paragraph under the heading “Description of the New Bonds — Remedies — Limitation on Holders’ Right to Institute Proceedings” in the accompanying prospectus.

Additional Information

For additional information about the bonds, see “Description of the New Bonds” in the accompanying prospectus, including:

1. additional	information about the terms of the bonds,

2. general	information about the Mortgage and the Trustee,

3. a	description of certain restrictions contained in the Mortgage,

4. a	description of events of default under the Mortgage, and

5. a	description of reservations of rights to amend certain provisions of the Class A Mortgages described in the accompanying prospectus without your consent.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Underwriter	Principal Amount of 20 Bonds	Principal Amount of Floating Rate Bonds
BofA Securities, Inc.	$	$
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Siebert Williams Shank & Co., LLC

Total	$	$

Under the terms and conditions set forth in the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the bonds directly to the public at the prices to public set forth on the cover page hereof and may offer the bonds to certain securities dealers at such prices less a concession not in excess of         % of the principal amount of the 20     bonds and     % of the principal amount of the floating rate bonds. The underwriters may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of         % of the principal amount of the 20     bonds and     % of the principal amount of the floating rate bonds. After the initial offering of the bonds, the offering prices and other selling terms may from time to time be varied by the underwriters.

The following table shows the underwriting discount we will pay to the underwriters in respect of this offering:

Per 20 Bond		%
For all 20 Bonds	$
Per Floating Rate Bond		%
For all Floating Rate Bonds	$

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute payments that the underwriters may be required to make in that respect.

We estimate that our total expenses for this offering will be $650,000, excluding the underwriting discount.

The 20     bonds and the floating rate bonds will each be a new class of securities with no established trading market. We cannot assure you as to (1) the liquidity of any such market that may develop with respect to the bonds, (2) the ability of holders of bonds to sell their bonds or (3) the price at which the holders of bonds would be able to sell their bonds. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We do not intend to apply for listing of the bonds on any securities exchange or for inclusion of the bonds in any automated quotation system.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the bonds. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the prices of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date under this prospectus supplement should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. Certain of the underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain of the underwriters or their respective affiliates that have a lending relationship with us routinely hedge and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the bonds offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the bonds offered hereby.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated by reference from the 2019 Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

COLLATERAL TRUST MORTGAGE BONDS

ENTERGY LOUISIANA, LLC

4809 Jefferson Highway

Jefferson, Louisiana 70121

Telephone (504) 576-4000

We –

•	may periodically offer our collateral trust mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of collateral trust mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The Collateral Trust Mortgage Bonds –

•

will be secured by a lien (subject to certain exceptions and permitted liens) on substantially all of our tangible electric and gas utility property in Louisiana and our electric utility properties located in Union County, Arkansas and certain related properties;

•

will have the benefit of the first mortgage lien (subject to certain exceptions and permitted liens) securing first mortgage bonds that we have issued to the trustee as the basis for issuing collateral trust mortgage bonds; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You –

•	will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of collateral trust mortgage bonds only if accompanied by the prospectus supplements for those series. We will provide the specific information for those offerings and the specific terms of those collateral trust mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the collateral trust mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the collateral trust mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of collateral trust mortgage bonds.

The date of this prospectus is August 22, 2019.

RISK FACTORS

Investing in the collateral trust mortgage bonds involves certain risks. In considering whether to purchase the collateral trust mortgage bonds being offered by this prospectus (the “New Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for our most recent fiscal year, in any Quarterly Report on Form 10-Q that we have filed since our most recent Annual Report on Form 10-K and in any other subsequent document that we file (not furnish) with the Securities and Exchange Commission (the “SEC”), each of which is incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the SEC as a majority-owned subsidiary of Entergy Corporation, which is a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Bonds described in this prospectus. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

For more detailed information about the New Bonds, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

ENTERGY LOUISIANA, LLC

We are a limited liability company organized under the laws of the State of Texas and, as of October 1, 2015, the successor by merger to the regulated utility operations of the Texas limited liability companies Entergy Gulf States Louisiana, LLC and Entergy Louisiana, LLC (“Old Entergy Louisiana”), each formerly a public utility company providing services to customers in the State of Louisiana. We are the successor issuer to Old Entergy Louisiana pursuant to Rule 12g-3(a) and Rule 15d-5(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 414(a) under the Securities Act. Our principal executive offices are located at 4809 Jefferson Highway, Jefferson, Louisiana 70121. Our telephone number is 1-504-576-4000. We are a public utility company engaged in the generation, distribution and sale of electric energy to approximately 1,084,000 customers in the State of Louisiana. We also purchase and retail natural gas to approximately 93,000 customers in the Baton Rouge, Louisiana area.

All of our common membership interests are owned by Entergy Utility Holding Company, LLC, an intermediate holding company all of whose common membership interests are owned, directly or indirectly, by Entergy Corporation. The other major public utilities owned, directly or indirectly, by Entergy Corporation are Entergy Arkansas, LLC, Entergy Mississippi, LLC, Entergy New Orleans, LLC and Entergy Texas, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station, Entergy Operations, Inc., a nuclear management services company, and Entergy Services, LLC, an administrative services company from which we buy services.

We are subject to regulation by the Louisiana Public Service Commission as to our electric service, rates and charges. We are also subject to regulation by the Federal Energy Regulatory Commission.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and therefore are required to file annual, quarterly and current reports, and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated:

1.	our Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”);

2.	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, and June 30, 2019; and

3.	our Current Reports on Form 8-K filed January 25, 2019, March 12, 2019, and June 26, 2019.

You may access a copy of any or all of these filings, free of charge, at our website, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Ms. Dawn A. Balash

Assistant Secretary

Entergy Louisiana, LLC

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-6755

You may also direct your requests via e-mail to dbalash@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

This prospectus, any accompanying prospectus supplement and any free-writing prospectus that we file with the SEC contain and incorporate by reference information that you should consider when making your investment decision. We have not, and any underwriters, dealers or agents have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. We are not, and any underwriters, dealers or agents are not, making an offer of the New Bonds in any jurisdiction where the offer or sale is not permitted.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

The following description sets forth the general terms and provisions of the New Bonds that we may offer by this prospectus. We will describe the particular terms of the New Bonds, and provisions that vary from those described below, in one or more prospectus supplements.

We may issue the New Bonds from time to time in the future, in one or more series, under a Mortgage and Deed of Trust dated as of November 1, 2015, as it may be amended or supplemented from time to time (the “Mortgage”), between us and The Bank of New York Mellon, as trustee (the “Trustee”). The Mortgage is filed as an exhibit to the registration statement of which this prospectus forms a part. All bonds issued or to be issued under the Mortgage, including the New Bonds offered by this prospectus, are referred to herein as “Collateral Trust Mortgage Bonds.” As summarized below, the Collateral Trust Mortgage Bonds will have the benefit of the lien of two mortgage indentures (the “Class A Mortgages”) to the extent of the aggregate principal amount of first mortgage bonds (the “Class A Bonds”) issued under the Class A Mortgages held by the Trustee and the lien of the Mortgage on our Mortgaged Property (as described below). The Class A Mortgages have been filed as exhibits to the registration statement of which this prospectus forms a part.

This section of the prospectus contains a summary of certain terms and provisions of the Mortgage and the Class A Mortgages. The Mortgage and the Class A Mortgages contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the New Bonds, the Mortgage or the Class A Mortgages. The Mortgage and the Class A Mortgages are filed as exhibits to the registration statement of which this prospectus forms a part. You should read these documents for provisions that may be important to you. This summary is subject to and qualified in its entirety by reference to all the provisions of the Mortgage and the Class A Mortgages, including the definitions of some of the terms used in the Mortgage and the Class A Mortgages. We also include references in parentheses to some of the sections of the Mortgage. This summary is also subject to and qualified by reference to the description of the particular terms of each series of New Bonds described in the applicable prospectus supplement or supplements. The Mortgage has been qualified under the Trust Indenture Act of 1939, and you should also refer to the Trust Indenture Act of 1939 for provisions that apply to the New Bonds.

General

The Mortgage permits us to issue Collateral Trust Mortgage Bonds from time to time subject to the limitations described under “—Issuance of Additional Collateral Trust Mortgage Bonds.” All Collateral Trust Mortgage Bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional Collateral Trust Mortgage Bonds of that series. This means that we may from time to time, without the consent of the existing holders of the Collateral Trust Mortgage Bonds of any series, including the New Bonds, create and issue additional Collateral Trust Mortgage Bonds of a series having the same terms and conditions as the previously issued Collateral Trust Mortgage Bonds of that series in all respects, except for issue date, issue price, and, if applicable, the initial interest payment on those additional Collateral Trust Mortgage Bonds. Additional Collateral Trust Mortgage Bonds issued in this manner will be consolidated with and will form a single series with, the previously issued Collateral Trust Mortgage Bonds of that series. For more information, see the discussion below under “—Issuance of Additional Collateral Trust Mortgage Bonds.”

Terms of Specific Series of the New Bonds

A prospectus supplement and any supplemental indenture, board resolution or officer’s certificate relating to any series of New Bonds being offered by this prospectus will include specific terms relating to that offering. These terms will include some or all of the following terms that apply to that series:

•	the title of the New Bonds;

•	any limit upon the total principal amount of the New Bonds;

•	the date on which the New Bonds will mature;

•	the dates, or the method to determine the dates, on which the principal of the New Bonds will be payable and how it will be paid;

•	the interest rate or rates which the New Bonds will bear, or how the rate or rates will be determined, the interest payment dates for the New Bonds and the regular record dates for interest payments;

•	any right to extend the interest payments for, or the maturity of, the New Bonds and the duration of any such extension;

•	the percentage, if less than 100%, of the principal amount of the New Bonds that will be payable if the maturity of the New Bonds is accelerated;

•	any date or dates on which the New Bonds may be redeemed at our option and the terms, conditions and any restrictions on those redemptions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the New Bonds;

•	any additions or exceptions to the events of default or our covenants under the Mortgage;

•	any denominations in which the New Bonds will be issued if other than multiples of $1,000;

•

if payments on the New Bonds may be made in a currency or currencies other than United States dollars; and, if so, the means through which the equivalent principal amount of any payment in United States dollars is to be determined for any purpose;

•	any terms pursuant to which the New Bonds may be converted into or exchanged for other securities of ours or of another entity;

•	any additional collateral security for the New Bonds that is not part of the Mortgaged Property; and

•	any other terms of the New Bonds not inconsistent with the terms of the Mortgage.

(Mortgage, Section 301.)

As of June 30, 2019, we have approximately $3,949 million aggregate principal amount of Collateral Trust Mortgage Bonds outstanding.

We may sell New Bonds at a discount below their principal amount or at a premium above their principal amount. United States federal income tax considerations applicable to New Bonds sold at an original issue discount will be described in the applicable prospectus supplement if we sell New Bonds at an original issue discount. In addition, important United States federal income tax or other tax considerations applicable to any New Bonds denominated or payable in a currency or currency unit other than United States dollars will be described in the applicable prospectus supplement if we sell New Bonds denominated or payable in a currency or currency unit other than United States dollars.

Except as may otherwise be described in the applicable prospectus supplement, the covenants contained in the Mortgage will not afford holders of New Bonds protection in the event of a highly-leveraged or a change of control transaction involving us.

Redemption

We will set forth any terms for the redemption of New Bonds of any series in the applicable prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to New Bonds redeemable at the option of the holder of those New Bonds, the New Bonds will be redeemable upon notice to holders by mail at least 30 days prior to the redemption date. (Mortgage, Section 504.) Unless the New Bonds are held in book-entry only form through the facilities of The Depository Trust Company (“DTC”), in which case DTC’s procedures for selection shall apply (see “—Book-Entry Only Securities”), if less than all of the New Bonds of any series or any tranche thereof are to be redeemed, the Trustee will select the New Bonds to be redeemed. (Mortgage, Section 503.)

Unless we default in the payment of the redemption price and accrued interest, if any, in the case of an unconditional notice of redemption, the New Bonds subject to such notice of redemption will cease to bear interest on the redemption date. (Mortgage, Section 505.) Unless otherwise specified in the applicable prospectus supplement, we will pay the redemption price and any accrued interest to the redemption date upon surrender of any New Bond for redemption. (Mortgage, Section 505.) If only part of a New Bond is redeemed, the Trustee will deliver to the holder of the New Bond a new New Bond of the same series for the remaining portion at our expense. (Mortgage, Section 506.)

Unless otherwise specified in the applicable prospectus supplement, we may make any redemption at our option conditional upon the receipt by the paying agent, on or prior to the date fixed for such redemption, of money sufficient to pay the redemption price and accrued interest, if any. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the New Bonds. (Mortgage, Section 504.)

Payment and Paying Agents

Except as may be provided in the applicable prospectus supplement, interest, if any, on each New Bond payable on any interest payment date will be paid to the person in whose name that New Bond is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any New Bond, the defaulted interest may be paid to the holder of that New Bond as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of the defaulted interest (and not less than 10 days after the Trustee receives notice of our proposal) or in any other manner permitted by any securities exchange on which that New Bond may be listed, if the Trustee finds it practicable. (Mortgage, Section 307.)

Unless otherwise specified in the applicable prospectus supplement, principal, premium, if any, and interest on the New Bonds at maturity will be payable upon presentation of the New Bonds at the corporate trust office of The Bank of New York Mellon in The City of New York, as our paying agent. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to payment as they may appear or have appeared in the security register for the New Bonds. We may change the place of payment on the New Bonds, appoint one or more additional paying agents (including us) and remove any paying agent, all at our discretion. (Mortgage, Section 702.)

As long as the New Bonds are registered in the name of DTC, or its nominee, as described under “—Book-Entry Only Securities,” payments of principal, premium, if any, and interest will be made to DTC for subsequent disbursement to beneficial owners of the New Bonds.

Registration and Transfer

Unless otherwise specified in the applicable prospectus supplement, and subject to restrictions related to the issuance of New Bonds through DTC’s book-entry system as described under “—Book-Entry Only Securities,” the transfer of New Bonds may be registered, and New Bonds may be exchanged for other New Bonds of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Trustee in The City of New York. (Mortgage, Section 305.) We may, upon prompt written notice to the Trustee and the holders of the New Bonds, designate one or more additional places, or change the place or places previously designated, for registration of transfer and exchange of the New Bonds. (Mortgage, Section 702.) No service charge will be made for any registration of transfer or exchange of the New Bonds. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with a registration of transfer or exchange of the New Bonds. We will not be required to execute or to provide for the registration, transfer or exchange of any New Bond

•	during the 15 days before an interest payment date;

•	during the 15 days before giving any notice of redemption; or

•	selected for redemption except the unredeemed portion of any New Bond being redeemed in part.

(Mortgage, Section 305.)

Security

The Mortgage imposes a lien on all of our tangible electric and gas utility property located in Louisiana, whether real, personal or mixed, together with our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way and our electric utility properties located in Union County, Arkansas and certain related properties, in each case, other than Excepted Property (as defined below) and subject to Permitted Liens (as defined below). These properties are sometimes referred to as our “Mortgaged Property.”

The New Bonds will have the benefit of: (1) the first mortgage lien of each Class A Mortgage on the part of the Mortgaged Property covered thereby, as described below, to the extent of the aggregate principal amount of Class A Bonds issued under such Class A Mortgage held by the Trustee, subject to liens permitted under such Class A Mortgage, and (2) the first mortgage lien of the Mortgage on any of our Mortgaged Property that is not subject to the lien of any Class A Mortgage, subject to Permitted Liens. In addition, the New Bonds will have the benefit of a second mortgage lien on all of our Mortgaged Property that is subject to the lien of a Class A Mortgage, subject to Permitted Liens. To the extent that any Class A Bonds do not bear interest, which is permissible under the Mortgage, holders of the Collateral Trust Mortgage Bonds will not have the benefit of the lien of the related Class A Mortgage in respect of an amount equal to the accrued interest, if any, on the related Collateral Trust Mortgage Bonds (but would have the benefit of the first mortgage lien of the related Class A Mortgage in respect of an amount equal to the principal of the related Collateral Trust Mortgage Bonds and the benefit of the second mortgage lien of the Mortgage in respect of an amount equal to the principal of, and any accrued interest or premium on, the related Collateral Trust Mortgage Bonds).

Class A Bonds

Class A Bonds are first mortgage bonds issued and outstanding under either of our Class A Mortgages. We currently have two Class A Mortgages: our Indenture of Mortgage dated September 1, 1926 (as restated, amended and supplemented, the “EGSL Mortgage”) and our Mortgage and Deed of Trust dated as of April 1, 1944 (as amended and supplemented, the “ELL Mortgage”). The Class A Bonds issued under the ELL Mortgage are and will be secured by a first mortgage lien (subject to liens permitted by the ELL Mortgage) on substantially all of our Mortgaged Property that was owned by us just before the merger of Entergy Gulf States Power, LLC (“EGSP LLC”) into us on October 1, 2015, together with replacements, additions and extensions of or to such property acquired by us. The Class A Bonds issued under the EGSL Mortgage are and will be secured by a first mortgage lien (subject to liens permitted by the EGSL Mortgage) on substantially all of our Mortgaged Property that was owned by EGSP LLC just before its merger into us, together with substitutions, replacements, additions and extensions of or to such property acquired by us. Neither Class A Mortgage will cover additional property acquired by us after the date of the aforesaid merger except property that constitutes a replacement, addition or extension of the property covered by such Class A Mortgage. If we merge or consolidate with an entity that has a first mortgage indenture on its property, we may designate that mortgage indenture as an additional Class A Mortgage.

If the Trustee holds all of the Class A Bonds outstanding under a particular Class A Mortgage, we may discharge that Class A Mortgage, and the lien of the Mortgage will become a first mortgage lien on the Mortgaged Property that was subject to that Class A Mortgage, subject only to Permitted Liens. As of June 30, 2019, we had approximately $4,649 million principal amount of Class A Bonds outstanding under the ELL Mortgage and approximately $2,148 million principal amount of Class A Bonds outstanding under the EGSL Mortgage.

Permitted Liens

The lien of the Mortgage is subject to permitted liens described in the Mortgage (the “Permitted Liens”). These Permitted Liens include, among others,

•	liens existing at November 1, 2015 (the “Execution Date”), that have not been discharged, including the liens of the Class A Mortgages;

•

as to property acquired by us after the Execution Date, liens existing or placed on such property at the time we acquire such property, including the liens of any Class A Mortgages and any purchase money liens;

•

tax liens, assessments and other governmental charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days’ notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•

mechanics’, workmen’s, repairmen’s, materialmen’s, warehousemen’s and carriers’ liens, other liens incident to construction, liens or privileges of any of our employees for salary or wages earned, but not yet payable, and other liens, including liens for worker’s compensation awards, arising in the ordinary course of business for charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days’ notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•	specified judgment liens and prepaid liens;

•	easements, leases, reservations or other rights of others (including governmental entities) in, and defects of title in, our property;

•	liens securing indebtedness or other obligations relating to real property we acquired for specified transmission, distribution or communication purposes or for the purpose of obtaining rights-of-way;

•	specified leases and leasehold, license, franchise and permit interests;

•	liens resulting from law, rules, regulations, orders or rights of Governmental Authorities and specified liens required by law or governmental regulations;

•	liens to secure public or statutory obligations;

•	rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property;

•	rights and interests of persons other than us arising out of agreements relating to the common ownership or joint use of property, and liens on the interests of those Persons in the property;

•	restrictions on assignment and/or requirements of any assignee to qualify as a permitted assignee and/or public utility or public services corporation; and

•	liens which have been bonded for the full amount in dispute or for the payment of which other adequate security arrangements have been made.

(Mortgage, Granting Clauses and Section 101.)

The Mortgage provides that the Trustee will have a lien, prior to the lien on the Mortgaged Property securing the New Bonds, for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (Mortgage, Section 1007.) This lien would be a Permitted Lien under the Mortgage.

The first mortgage liens of the Class A Mortgages are subject to similar, although not identical, permitted liens.

Excepted Property

The lien of the Mortgage does not cover, among other things, the following types of property:

•	all cash, deposit accounts, securities and all policies of insurance on the lives of our officers not paid or delivered to or deposited with or held by the Trustee or required so to be;

•

all contracts, leases, operating agreements and other agreements of all kinds and rights thereunder (other than our franchises, permits and licenses that are transferable and necessary for the operation of the Mortgaged Property), bills, notes and other instruments, revenues, income and earnings, all accounts, accounts receivable, rights to payment, payment intangibles and unbilled revenues, rights created by statute or governmental action to bill and collect revenues or other amounts from customers or others, credits, claims, demands and judgments;

•

all governmental and other licenses, permits, franchises, consents and allowances (other than our franchises, permits and licenses that are transferable and necessary for the operation of Mortgaged Property);

•	all unrecorded easements and rights of way;

•	all intellectual property rights and other general intangibles;

•	all vehicles, movable equipment, aircraft and vessels and all parts, accessories and supplies used in connection with any of the foregoing;

•	all personal property of such character that the perfection of a security interest therein or other lien thereon is not governed by the Uniform Commercial Code in effect where we are organized;

•

all merchandise and appliances acquired for the purpose of resale in the ordinary course and conduct of our business, any nuclear fuel and all fuel, materials and supplies held for consumption in use or operation of any of our properties or held in advance of use thereof for fixed capital purposes;

•

all electric energy and capacity, gas, steam and other materials and products generated, manufactured, produced or purchased by us for sale, distribution or use in the ordinary course and conduct of our business;

•

all property that is the subject of a lease agreement designating us as lessee, and all our right, title and interest in and to the property and in, to and under the lease agreement, whether or not the lease agreement is intended as security; and the last day of the term of any lease or leasehold which may become subject to the lien of the Mortgage;

•

all property, real, personal and mixed, that has been released from the lien of any Class A Mortgage, whether before or after the Execution Date, and any improvements, extensions and additions to such property and renewals, replacements, substitutions of or for any parts thereof;

•	all timber, minerals, mineral rights and royalties;

•

all natural gas wells, natural gas leases, natural gas lines or other property used in the production of natural gas or in the transmission of natural gas up to the point of connection with any gas distribution system owned by us (other than any transmission system or systems used for the transmission of natural gas between any gas distribution systems owned by us); and

•

all property, real, personal and mixed, that, after the Execution Date, has been released from the lien of the Mortgage, and any improvements, extensions and additions to such property and renewals, replacements, substitutions of or for any parts thereof.

We sometimes refer to property of ours not covered by the lien of the Mortgage as “Excepted Property.” (Mortgage, Granting Clauses.)

The Class A Mortgages have similar, although not identical, exceptions to the property subject thereto.

Funded Property

The Mortgaged Property that is owned by us at any particular time is sometimes referred to as “Property Additions.” Property Additions will be or become Funded Property:

•	when designated by us to be funded in connection with the discharge of a Class A Mortgage; or

•	when used under the Mortgage for the issuance of Collateral Trust Mortgage Bonds, the release or retirement of Funded Property, or the withdrawal of funded cash deposited with the Trustee.

(Mortgage, Section 102.)

Issuance of Additional Bonds

Issuance of Additional Collateral Trust Mortgage Bonds

Collateral Trust Mortgage Bonds of any series may be issued from time to time on the basis of:

•	the aggregate principal amount of Class A Bonds (which need not bear interest) issued to the Trustee;

•

70% of the cost or fair value to us (whichever is less) of Property Additions that do not constitute Funded Property after specified deductions and additions, primarily including adjustments to offset property retirements;

•	the aggregate principal amount of Retired Securities, as defined below; or

•	an amount of cash deposited with the Trustee.

(Mortgage, Sections 102, 1601, 1602, 1603, 1604 and 1605.)

Since all of our Mortgaged Property is currently subject to the lien of a Class A Mortgage, we expect to issue the New Bonds on the basis of an equal aggregate principal amount of Class A Bonds issued to the Trustee under one or both of the Class A Mortgages bearing the same interest rate as the corresponding New Bonds.

“Retired Securities” means any Collateral Trust Mortgage Bonds authenticated and delivered under the Mortgage which:

•	no longer remain outstanding;

•	have not been made the basis of the authentication and delivery of Collateral Trust Mortgage Bonds, the release of Mortgaged Property or the withdrawal of funded cash; and

•	have not been paid, redeemed, purchased or otherwise retired by the application thereto of funded cash.

(Mortgage, Section 101.)

There is no “earnings” or similar test required under the Mortgage as a condition to the issuance of Collateral Trust Mortgage Bonds under the Mortgage.

Issuance of Additional Class A Bonds

The maximum principal amount of bonds that may be issued under the ELL Mortgage is limited to $100 billion at any time outstanding under the ELL Mortgage, subject to property additions and other limitations of the ELL Mortgage. Class A Bonds may be issued from time to time under the ELL Mortgage on the basis of:

•	80% of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements;

•	retirements of bonds issued under the ELL Mortgage or qualified lien bonds; or

•	deposit of cash with the trustee under the ELL Mortgage.

Property additions under the ELL Mortgage generally include the Mortgaged Property that was acquired by us after December 31, 1943 and was owned by us just before the merger of EGSP LLC into us, together with replacements, additions and extensions of or to such property acquired by us. Unfunded property additions are generally those that have not been used under the ELL Mortgage to issue bonds, release property, withdraw cash or replace retired property that has been used for such purposes.

There is no “earnings” or similar test required under the ELL Mortgage as a condition to the issuance of Class A Bonds under the ELL Mortgage.

Class A Bonds may be issued from time to time under the EGSL Mortgage, subject to the limitation that the aggregate principal amount of bonds issued under the EGSL Mortgage at any one time outstanding shall not exceed $100 billion, on the basis of:

•	an amount not exceeding 60% of available net additions;

•	available debt retirements of bonds and/or refundable indebtedness under the EGSL Mortgage; or

•	the deposit of cash with the trustee under the EGSL Mortgage.

Net additions under the EGSL Mortgage generally include the Mortgaged Property that was owned by EGSP LLC just before its merger into us, together with substitutions, replacements, additions and extensions of or to such property acquired by us. Available net additions are generally net additions that have not been used under the EGSL Mortgage to issue bonds, release property, withdraw cash or replace retired property that has been used for such purposes.

As a condition to the authentication and delivery of bonds under the EGSL Mortgage on the basis of property additions and (with certain exceptions) on the basis of retired bonds, qualified lien bonds and/or refundable indebtedness, the Company’s net earnings (as defined in the EGSL Mortgage) for a recent period of twelve consecutive calendar months must have been at least twice the annual interest requirements on all bonds outstanding under the EGSL Mortgage including the new bonds.

As of June 30, 2019, we could have issued approximately $1,674 million principal amount of Class A Bonds under the ELL Mortgage on the basis of retired bonds, and we had approximately $414 million of unfunded property additions, entitling us to issue approximately $332 million principal amount of additional Class A Bonds under the ELL Mortgage on the basis of property additions. As of June 30, 2019, we could have issued approximately $1,964 million in principal amount of Class A Bonds under the EGSL Mortgage on the basis of available debt retirements, and we had approximately $2,255 million of available net additions, entitling us to issue approximately $1,353 million in principal amount of Class A Bonds under the EGSL Mortgage on the basis of available net additions (in each case, assuming such additional Class A Bonds do not bear interest). As of June 30, 2019, we could have issued approximately $5,460 million in principal amount of Collateral Trust Mortgage Bonds on the basis of Class A Bonds. As of June 30, 2019, the Company had approximately $4,649 million principal amount of Class A Bonds outstanding under the ELL Mortgage and approximately $2,148 million principal amount of Class A Bonds outstanding under the EGSL Mortgage.

As of June 30, 2019, we had approximately $199 million of unfunded property additions under the Mortgage, entitling us to issue approximately $139 million principal amount of Collateral Trust Mortgage Bonds on the basis of property additions. As of June 30, 2019, we were not entitled to issue any Collateral Trust Mortgage Bonds on the basis of retired Collateral Trust Mortgage Bonds. Class A Bonds, property additions and cash used as a basis for the issuance of Collateral Trust Mortgage Bonds under the Mortgage from time to time will be for the benefit of the holders of all Collateral Trust Mortgage Bonds outstanding under the Mortgage from time to time, including the holders of the New Bonds offered by this prospectus.

We have reserved the right to amend the EGSL Mortgage without any consent or other action by the holders of any bonds issued under the EGSL Mortgage created on or after July 1, 2014, to remove the earnings coverage test contained therein. In addition, each initial and future holder of Class A Bonds issued under the EGSL Mortgage (including the Trustee under the Mortgage), by its acquisition of an interest in such Class A Bonds, will irrevocably (a) consent to the amendment to the EGSL Mortgage to remove the net earnings test without any further action and (b) designate the trustee under the EGSL Mortgage as its proxy with irrevocable instructions to vote in favor of such amendment or to deliver a written consent thereto.

Release of Property

Special Release Provision – While Class A Mortgage is in Effect

Unless an event of default under the Mortgage has occurred and is continuing, we may obtain the release from the lien of the Mortgage of any Mortgaged Property that is subject to a Class A Mortgage by obtaining the release of that property from the applicable Class A Mortgage. (Mortgage, Section 1808.)

Release of Property from Class A Mortgages

Properties subject to the lien of the ELL Mortgage may be released on the bases of:

•	the deposit of cash or purchase money mortgages;

•	property additions, after adjustments in certain cases to offset retirements and after making adjustments for qualified lien bonds, if any, outstanding against property additions; and

•

(i) the aggregate principal amount of bonds that we would be entitled to issue under the ELL Mortgage on the basis of retired qualified lien bonds; or (ii) 10/6ths of the aggregate principal amount of bonds that we would be entitled to issue under the ELL Mortgage on the basis of retired bonds that were issued prior to June 9, 2010; or (iii) 10/8ths of the aggregate principal amount of bonds that we would be entitled to issue under the ELL Mortgage on the basis of retired bonds that were issued after June 9, 2010; in each case with the entitlement being waived by operation of the release.

Properties subject to the lien of the EGSL Mortgage may be released on the bases of:

•	the deposit of cash or, within certain limits, purchase money obligations and, in certain cases, governmental or municipal obligations;

•	the deposit of the proceeds of such properties with the holder of a prior lien;

•	available net additions; and

•	available debt retirements of bonds or refundable indebtedness under the EGSL Mortgage.

General Release Provisions

Unless an event of default under the Mortgage has occurred and is continuing, we may obtain the release from the lien of the Mortgage of any Mortgaged Property, except for funded cash, upon delivery to the Trustee of an amount in cash equal to the amount, if any, as calculated by us, by which the lower of the cost or fair value of the property to be released exceeds the aggregate of:

•	an amount equal to the aggregate principal amount of any obligations secured by purchase money liens upon the property to be released and delivered to the Trustee;

•

an amount equal to the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property after specified deductions and additions, primarily including adjustments to offset property retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the release);

•

10/7ths of the aggregate principal amount of Collateral Trust Mortgage Bonds that we would be entitled to issue on the basis of Retired Securities or Class A Bonds (with such entitlement being waived by operation of the release);

•

any amount in cash and/or an amount equal to the aggregate principal amount of any obligations secured by purchase money liens delivered to a holder of a prior lien on Mortgaged Property in consideration for the release of such Mortgaged Property from such prior lien; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released.

(Mortgage, Section 1803.)

Unless an event of default under the Mortgage has occurred and is continuing, we may obtain the release from the lien of the Mortgage of any part of the Mortgaged Property or any interest therein, which does not constitute Funded Property or funded cash held by the Trustee, without depositing any cash or property with the Trustee as long as (a) the aggregate amount of cost or fair value to us (whichever is less) of all Property Additions which do not constitute Funded Property (excluding the property to be released) after specified deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or (b) the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to us (whichever is less) of Property Additions acquired, made or constructed within the 90-day period preceding the release. (Mortgage, Section 1804.)

The Mortgage provides simplified procedures for the release of Mortgaged Property with an aggregate cost or fair value (whichever is less) of up to the greater of $10 million or 3% of the sum of outstanding Collateral Trust Mortgage Bonds and Class A Bonds (other than Class A Bonds held by the Trustee) during a calendar year and for the release of Mortgaged Property taken or sold in connection with the power of eminent domain; the Mortgage also provides for dispositions of certain obsolete or unnecessary Mortgaged Property and for grants or surrender of certain easements, leases or rights of way without any release or consent by the Trustee. (Mortgage Sections 1802, 1805 and 1807.)

If we retain any interest in any property released from the lien of the Mortgage, the Mortgage will not become a lien on that property or the interest in that property or any improvements, extensions or additions to, or any renewals, replacements or substitutions of or for, any part or parts of that property unless we subject that property to the lien of the Mortgage. (Mortgage, Section 1810.)

The Mortgage also provides that we may terminate, abandon, surrender, cancel, release, modify or dispose of any of our franchises, permits or licenses that are Mortgaged Property without any consent of the Trustee or the holders of outstanding Collateral Trust Mortgage Bonds, provided that such action is, in our opinion, necessary, desirable or advisable in the conduct of our business. In addition, the Mortgage provides that, if any of our franchises, permits or licenses that are Mortgaged Property because they are necessary for the operation of other Mortgaged Property cease to be necessary, in our opinion, for the operation of the Mortgaged Property, such franchises, permits or licenses shall automatically cease to be Mortgaged Property without any release or consent, or report to, the Trustee. (Mortgage, Section 1802.)

Withdrawal of Cash

Unless an event of default under the Mortgage has occurred and is continuing, and subject to specified limitations, cash held by the Trustee may generally, (1) be withdrawn by us (a) to the extent of the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property, after specified deductions and additions, primarily including adjustments to offset retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the withdrawal) or (b) in an amount equal to the aggregate principal amount of Collateral Trust Mortgage Bonds that we would be entitled to issue on the basis of Retired Securities or Class A Bonds (with the entitlement to the issuance being waived by operation of the withdrawal) or (c) in an amount equal to the aggregate principal amount of any outstanding Collateral Trust Mortgage Bonds delivered to the Trustee (with the Collateral Trust Mortgage Bonds being cancelled by the Trustee), or (2) upon our request, be applied to (a) the purchase of Collateral Trust Mortgage Bonds or (b) the payment (or provision for payment) at stated maturity of any Collateral Trust Mortgage Bonds or the redemption (or provision for payment) prior to stated maturity of any Collateral Trust Mortgage Bonds which are redeemable. (Mortgage, Section 1806.)

Satisfaction and Discharge of New Bonds

The New Bonds, or any portion of the New Bonds, will be deemed paid and no longer outstanding under the Mortgage and we can be discharged from our obligations on such New Bonds, or such portion of the New Bonds, if we irrevocably deposit with the Trustee or any paying agent, other than us, sufficient cash or government securities to pay the principal, any interest, any premium and any other sums when due on such New Bonds, or such portion of the New Bonds, on the stated maturity date or a redemption date of such New Bonds, or such portion of the New Bonds (Mortgage, Section 801) and upon the satisfaction of any additional conditions specified in the supplemental indenture, board resolution or officer’s certificate establishing each series of New Bonds.

Consolidation, Merger and Conveyance of Assets

Under the terms of the Mortgage, we may not consolidate with or merge into any other entity or convey, transfer or lease as, or substantially as, an entirety to any entity the Mortgaged Property, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Mortgaged Property as, or substantially as, an entirety, is organized and validly existing under the laws of any domestic jurisdiction, and it expressly assumes our obligations on all Collateral Trust Mortgage Bonds then outstanding and under the Mortgage and confirms the lien of the Mortgage on the Mortgaged Property (as constituted immediately prior to the time such transaction becomes effective), including subjecting to the lien of the Mortgage all property thereafter acquired by the successor entity that constitutes an improvement, extension or addition to the Mortgaged Property (as so constituted) or a renewal, replacement or substitution of or for any part thereof, but only to the extent that such improvement, extension or addition is so affixed or attached to real property as to be regarded a part of such real property or is an improvement, extension or addition to personal property that is made to maintain, renew, repair or improve the function of such personal property and is physically installed in or affixed to such personal property;

•

in the case of a lease, such lease is made expressly subject to termination by us or by the Trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the Mortgage;

•	we shall have delivered to the Trustee an officer’s certificate and an opinion of counsel as provided in the Mortgage; and

•

immediately after giving effect to such transaction (and treating any debt that becomes an obligation of the successor entity as a result of such transaction as having been incurred by the successor entity at the time of such transaction), no event of default under the Mortgage, or event which, after notice or lapse of time or both, would become an event of default under the Mortgage, shall have occurred and be continuing.

(Mortgage, Section 1201.) In the case of the conveyance or other transfer of the Mortgaged Property as, or substantially as, an entirety to another entity, upon the satisfaction of all the conditions described above, we would be released and discharged from all our obligations and covenants under the Mortgage and on the Collateral Trust Mortgage Bonds then outstanding unless we elect to waive such release and discharge. (Mortgage, Section 1204.)

The Mortgage does not prevent or restrict:

•

any conveyance or other transfer, or lease, of any part of the Mortgaged Property that does not constitute the entirety, or substantially the entirety, of the Mortgaged Property; or (Mortgage, Section 1205.)

•

any conveyance, transfer or lease of any of our properties where we retain Mortgaged Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding Collateral Trust Mortgage Bonds, and any other outstanding debt secured by a Class A Mortgage or a purchase money lien that ranks equally with, or senior to, the Collateral Trust Mortgage Bonds with respect to the Mortgaged Property (other than Class A Bonds held by the Trustee). This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that we select. (Mortgage, Section 1206.)

Although the successor entity may, in its sole discretion, subject to the lien of the Mortgage property then owned or thereafter acquired by the successor entity, the lien of the Mortgage generally will not cover the property of the successor entity other than the mortgaged property it acquires from us and improvements, extensions and additions to such property and renewals, replacements and substitutions thereof, within the meaning of the Mortgage, as described above. (Mortgage, Section 1203)

The terms of the Mortgage do not restrict mergers in which we are the surviving entity. (Mortgage, Section 1205.) A statutory merger pursuant to which our assets and liabilities are allocated to one or more entities shall not be considered to be a merger subject to the provisions of the Mortgage described above unless all of our assets and liabilities are allocated to an entity other than us and we do not survive such statutory merger. In all other cases of a statutory merger pursuant to which any Mortgaged Property is allocated to one or more entities other than us, each allocation of any Mortgaged Property to an entity other than us shall be deemed, for purposes of the Mortgage, to be a transfer of such Mortgaged Property to such entity and not a merger. (Mortgage, Section 1207.)

Events of Default

Events of Default under the Mortgage

“Event of default,” when used in the Mortgage with respect to Collateral Trust Mortgage Bonds, means any of the following:

•

failure to pay interest on any Collateral Trust Mortgage Bond for 30 days after it is due unless we have made a valid extension of the interest payment period with respect to such Collateral Trust Mortgage Bond as provided in the Mortgage;

•

failure to pay the principal of or any premium on any Collateral Trust Mortgage Bond when due unless we have made a valid extension of the maturity of such Collateral Trust Mortgage Bond as provided in the Mortgage;

•

failure to perform or breach of any other covenant or warranty in the Mortgage that continues for 90 days after we receive written notice from the Trustee, or we and the Trustee receive written notice from the holders of at least 33% in aggregate principal amount of the outstanding Collateral Trust Mortgage Bonds, unless the Trustee, or the Trustee and the holders of a principal amount of Collateral Trust Mortgage Bonds not less than the principal amount of Collateral Trust Mortgage Bonds the holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; provided, however, that the Trustee, or the Trustee and the holders of such principal amount of Collateral Trust Mortgage Bonds, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by us within such period and is being diligently pursued;

•	events of our bankruptcy, insolvency or reorganization as specified in the Mortgage;

•

so long as the Trustee holds any Class A Bonds under the Mortgage corresponding to outstanding Collateral Trust Mortgage Bonds, any matured event of default under the applicable Class A Mortgage resulting in acceleration of such Class A Bonds; provided that any cure or waiver of such event of default and any rescission or annulment of such acceleration under the applicable Class A Mortgage shall constitute a cure, waiver, rescission or annulment under the Mortgage; or

•	any other event of default included in any supplemental indenture, board resolution or officer’s certificate establishing a series of Collateral Trust Mortgage Bonds.

(Mortgage, Sections 301, 901 and 1301.)

The Trustee is required to give notice of any default under the Mortgage known to the Trustee in the manner and to the extent required to do so by the Trust Indenture Act of 1939, unless such default shall have been cured or waived. However, in the case of any default of the character specified in the third bullet in the preceding paragraph, no such notice to holders of the Collateral Trust Mortgage Bonds shall be given until at least 60 days after the occurrence thereof. The Trustee shall give to the trustee under each Class A Mortgage a copy of each notice of default given to the holders of Collateral Trust Mortgage Bonds. In addition, the Trustee shall give to the holders of Collateral Trust Mortgage Bonds copies of each notice of default under any Class A Mortgage given to the Trustee in its capacity as owner and holder of Class A Bonds under that Class A Mortgage. (Mortgage, Section 1002.)

So long as the Trustee holds any Class A Bonds under the Mortgage corresponding to outstanding Collateral Trust Mortgage Bonds, such Class A Bonds shall be redeemed by us, in whole at any time, or in part from time to time, at a redemption price equal to the principal amount thereof, upon receipt by the trustee under the related Class A Mortgage of a written notice from the Trustee to us and such trustee stating that an Event of Default under the Mortgage has occurred and is continuing and that, as a result, there is due and payable a specified amount with respect to such Collateral Trust Mortgage Bonds, for the payment of which the Trustee has not received funds and specifying the principal amount of such Class A Bonds to be redeemed.

Events of Default under the Class A Mortgages

Events of default under the existing Class A Mortgages include default in payment of principal or premium, if any, when due; default, for 60 days under the ELL Mortgage and 30 days under the EGSL Mortgage, in the payment of interest; certain events of bankruptcy, insolvency or reorganization; and default in other covenants for 90 days after notice by the trustee or the holders of a specified percentage of bonds outstanding under the applicable Class A Mortgage.

Remedies

Acceleration of Maturity

If an event of default under the Mortgage occurs and is continuing, then the Trustee, by written notice to us, or the holders of at least 33% in aggregate principal amount of the outstanding Collateral Trust Mortgage Bonds, by written notice to us and the Trustee, may declare the principal amount of all of the Collateral Trust Mortgage Bonds to be due and payable immediately, and upon our receipt of such notice, such principal amount, together with premium, if any, and accrued and unpaid interest will become immediately due and payable. (Mortgage, Section 902.)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Rescission of Acceleration

At any time after such a declaration of acceleration has been made but before any sale of the Mortgaged Property and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event of default under the Mortgage giving rise to such declaration of acceleration will be considered cured, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the Trustee a sum sufficient to pay:

(1)	all overdue interest on all outstanding Collateral Trust Mortgage Bonds;

(2)	the principal of and premium, if any, on the outstanding Collateral Trust Mortgage Bonds that have become due otherwise than by such declaration of acceleration and overdue interest thereon;

(3)	interest on overdue interest, if any, to the extent lawful; and

(4)	all amounts due to the Trustee under the Mortgage; and

•	any other event of default under the Mortgage with respect to the Collateral Trust Mortgage Bonds has been cured or waived as provided in the Mortgage.

(Mortgage, Section 902.)

Trustee Powers

Subject to the Mortgage, under specified circumstances and to the extent permitted by law, if an event of default under the Mortgage occurs and is continuing, the Trustee is entitled to the appointment of a receiver for the Mortgaged Property, and is entitled to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Mortgage, Section 916.) In addition, the Trustee may exercise any right or remedy available to the Trustee as a holder of Class A Bonds which arises as a result of a default or event of default under any Class A Mortgage. (Mortgage, Section 917.)

Control by Holders

Other than its duties in the case of an event of default under the Mortgage, the Trustee is not obligated to exercise any of its rights or powers under the Mortgage at the request, order or direction of any of the holders, unless the holders offer the Trustee an indemnity satisfactory to it. (Mortgage, Section 1003.) If an event of default under the Mortgage has occurred and is continuing and they provide this indemnity, the holders of a majority in principal amount of the outstanding Collateral Trust Mortgage Bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. The Trustee is not obligated to comply with directions that conflict with law or other provisions of the Mortgage or that could involve the Trustee in personal liability in circumstances where indemnity would not, in the Trustee’s sole discretion, be adequate. (Mortgage, Section 912.)

Limitation on Holders’ Right to Institute Proceedings

No holder of Collateral Trust Mortgage Bonds will have any right to institute any proceeding under the Mortgage, or any remedy under the Mortgage, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default under the Mortgage;

•

the holders of a majority in aggregate principal amount of the outstanding Collateral Trust Mortgage Bonds of all series have made a written request to the Trustee and have offered indemnity satisfactory to the Trustee to institute proceedings; and

•

the Trustee has failed to institute any proceeding for 60 days after notice and has not received during that period any direction from the holders of a majority in aggregate principal amount of the outstanding Collateral Trust Mortgage Bonds inconsistent with the written request of holders referred to above;

provided that no holder or holders of Collateral Trust Mortgage Bonds shall have any right in any manner to affect or prejudice the rights of other holders of Collateral Trust Mortgage Bonds or to obtain priority over such other holders. (Mortgage, Section 907.) However, these limitations do not apply to the absolute and unconditional right of a holder of a Collateral Trust Mortgage Bond to institute suit for payment of the principal, premium, if any, or interest on the Collateral Trust Mortgage Bond on or after the applicable due date. (Mortgage, Section 908.)

We have the right to amend the Mortgage at any time without any consent or other action of the holders of any of the New Bonds to revise the limitations described in the first sentence of the immediately preceding paragraph above to apply to any proceeding or remedy under or with respect to the Mortgage or the Collateral Trust Mortgage Bonds.

Evidence to be Furnished to the Trustee

Compliance with the Mortgage provisions is evidenced by written statements of our officers or persons we select or pay. In certain cases, opinions of counsel and certifications of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. We must give the Trustee an annual certificate as to whether or not we have fulfilled our obligations under the Mortgage throughout the preceding year. (Mortgage, Section 705.)

Modification and Waiver

Modification Without Consent

Without the consent of any holder of Collateral Trust Mortgage Bonds, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the Mortgage and in the Collateral Trust Mortgage Bonds;

•

to add one or more covenants or other provisions for the benefit of the holders of all or any series or tranche of Collateral Trust Mortgage Bonds, or to surrender any right or power conferred upon us;

•	to add additional events of default under the Mortgage for all or any series of Collateral Trust Mortgage Bonds;

•

to change, eliminate or add any provision to the Mortgage; provided, however, if the change, elimination or addition will adversely affect the interests of the holders of Collateral Trust Mortgage Bonds of any series in any material respect, the change, elimination or addition will become effective only:

(1)	when the consent of the holders of Collateral Trust Mortgage Bonds of such series has been obtained in accordance with the Mortgage; or

(2)	when no Collateral Trust Mortgage Bonds of the affected series remain outstanding under the Mortgage;

•	to provide additional security for any Collateral Trust Mortgage Bonds;

•	to establish the form or terms of Collateral Trust Mortgage Bonds of any other series as permitted by the Mortgage;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Trustee or co-trustee;

•	to provide for the procedures required for us to use a noncertificated system of registration for the Collateral Trust Mortgage Bonds of all or any series;

•

to change any place where principal, premium, if any, and interest shall be payable, Collateral Trust Mortgage Bonds may be surrendered for registration of transfer or exchange, and notices and demands to us may be served;

•

to amend and restate the Mortgage as originally executed and as amended from time to time, with additions, deletions and other changes that do not adversely affect the interests of the holders of Collateral Trust Mortgage Bonds of any series in any material respect;

•

to cure any ambiguity or inconsistency or to make any other changes or additions to the provisions of the Mortgage if such changes or additions will not adversely affect the interests of the holders of Collateral Trust Mortgage Bonds of any series in any material respect; or

•

to increase or decrease the maximum amount of Collateral Trust Mortgage Bonds that may be outstanding at any one time under the Mortgage to an amount that is not less than the aggregate principal amount of Collateral Trust Mortgage Bonds then outstanding.

(Mortgage, Section 1301.)

Modification and Waiver Requiring Consent

Except as provided below, the consent of the holders of a majority in aggregate principal amount of then outstanding Collateral Trust Mortgage Bonds, considered as one class, is required for all other amendments or modifications to the Mortgage. However, if less than all of the series of Collateral Trust Mortgage Bonds outstanding are directly affected by a proposed amendment or modification, then the consent of the holders of only a majority in aggregate principal amount of the outstanding Collateral Trust Mortgage Bonds of all series that are directly affected, considered as one class, will be required. Notwithstanding the foregoing, no amendment or modification may be made without the consent of the holder of each directly affected Collateral Trust Mortgage Bond then outstanding to:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any Collateral Trust Mortgage Bond, or reduce the principal amount of any Collateral Trust Mortgage Bond or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Collateral Trust Mortgage Bond;

•

create any lien ranking prior to or on a parity with the lien of the Mortgage with respect to the Mortgaged Property, terminate the lien of the Mortgage on the Mortgaged Property or deprive any holder of a Collateral Trust Mortgage Bond of the benefits of the security of the lien of the Mortgage;

•

reduce the percentage in principal amount of the outstanding Collateral Trust Mortgage Bonds of any series the consent of the holders of which is required for any amendment or modification or any waiver of compliance with a provision of the Mortgage or of any default thereunder and its consequences, or reduce the requirements thereunder for a quorum or voting; or

•	modify certain provisions of the Mortgage relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Collateral Trust Mortgage Bonds of any series.

A supplemental indenture that changes the Mortgage solely for the benefit of one or more particular series of Collateral Trust Mortgage Bonds, or modifies the rights of the holders of Collateral Trust Mortgage Bonds of one or more series, will not affect the rights under the Mortgage of the holders of the Collateral Trust Mortgage Bonds of any other series. (Mortgage, Section 1302.)

The holders of a majority in aggregate principal amount of then outstanding Collateral Trust Mortgage Bonds, considered as one class, may waive compliance by us with some restrictive provisions of the Mortgage. (Mortgage, Section 706.) The holders of a majority in principal amount of then outstanding Collateral Trust Mortgage Bonds may waive any past default under the Mortgage, except a default in the payment of principal, premium, if any, or interest on any outstanding Collateral Trust Mortgage Bonds and certain covenants and provisions of the Mortgage that cannot be modified or amended without the consent of the holder of each outstanding Collateral Trust Mortgage Bond of any affected series. (Mortgage, Section 913.)

The Mortgage provides that Collateral Trust Mortgage Bonds owned by us or anyone else required to make payment on the Collateral Trust Mortgage Bonds shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Mortgage, Section 101.)

We may fix in advance a record date to determine the holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or similar act of the holders, but we have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding Collateral Trust Mortgage Bonds have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding Collateral Trust Mortgage Bonds will be computed as of the record date.

Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder of any Collateral Trust Mortgage Bond will bind every future holder of that Collateral Trust Mortgage Bond and the holder of every Collateral Trust Mortgage Bond issued upon the registration of transfer of or in exchange for that Collateral Trust Mortgage Bond. A transferee will also be bound by acts of the Trustee or us in reliance thereon, whether or not notation of that action is made upon the Collateral Trust Mortgage Bond. (Mortgage, Section 106.)

Voting of Class A Bonds

The Mortgage provides that the Trustee will, as holder of Class A Bonds delivered as the basis for the issuance of Collateral Trust Mortgage Bonds, attend meetings of holders of bonds under the related Class A Mortgage, or deliver its proxy in connection with those meetings, that relate to matters with respect to which it, as a holder, is entitled to vote or consent. The Mortgage provides that, so long as no event of default under the Mortgage has occurred and is continuing and except for the rights and remedies of the Trustee in case of a default or matured event of default under a Class A Mortgage, the Trustee will, as holder of the Class A Bonds, vote or consent (without any consent or other action by the holders of the Collateral Trust Mortgage Bonds, except as described in the proviso of clause (2) below) in favor of any amendments or modifications to the applicable Class A Mortgage as follows:

1.

to conform any provision of a Class A Mortgage in all material respects to the correlative provision of the Mortgage, to add to a Class A Mortgage any provision not otherwise contained therein which conforms in all material respects to a provision contained in the Mortgage, to delete from a Class A Mortgage any provision to which the Mortgage contains no correlative provision and any combination of the foregoing and/or, without limiting the generality of the foregoing, to effect certain amendments included in supplemental indentures to the ELL Mortgage and the EGSL Mortgage; and/or;

2.	with respect to any amendments or modifications to any Class A Mortgage other than those amendments or modifications referred to in clause (1) above, vote all the Class A Bonds delivered under such Class A Mortgage, or consent with respect thereto, proportionately with the vote or consent of holders of all other Class A Bonds outstanding under such Class A Mortgage the holders of which are eligible to vote or consent, as evidenced by a certificate delivered by the trustee under such Class A Mortgage; provided, however, that the Trustee will not vote in favor of, or consent to, any amendment or modification of a Class A Mortgage which, if it were an amendment or modification of the Mortgage, would require the consent of holders of Collateral Trust Mortgage Bonds as described under “Modification and Waiver,” without the prior consent of holders of Collateral Trust Mortgage Bonds which would be required for an amendment or modification of the Mortgage.

(Mortgage, Section 1705.)

We may make amendments to, or eliminate some of the covenants in, the ELL Mortgage with the consent of the holders of a majority of the bonds outstanding under the ELL Mortgage considered as one class, provided that, if less than all series of such bonds are affected, only the consent of holders of a majority of such bonds of each series affected, considered as one class, is required for such modification, but no such modification shall, without the consent of the holder of any such bond affected by such modification, permit:

•	the extension of the maturity or reduction of the principal of or interest on such bond or other modification in the terms of payment of such principal or interest;

•

the creation of a lien that is prior or equal to the lien of the ELL Mortgage with respect to the mortgaged property under the ELL Mortgage or the deprivation of any non-assenting holder of such bonds of the benefit of a lien on the mortgaged property under the ELL Mortgage (subject only to excepted encumbrances as defined in the ELL Mortgage); or

•	the reduction of the percentage required for modification of the ELL Mortgage.

We may make amendments to, or eliminate some of the covenants in, the EGSL Mortgage with the consent of the holders of not less than 75% in aggregate principal amount of the bonds outstanding under the EGSL Mortgage, including not less than 60% of each series affected, but no such modification shall:

•

extend the maturity of any such bonds or reduce the rate or extend the time of payment of interest on any such bonds or reduce the amount of principal of any such bonds, or reduce any premium payable on the redemption of any such bonds, without the consent of the holder of such affected bond;

•

permit the creation of any lien, not otherwise permitted, prior to or on a parity with the lien of the EGSL Mortgage, without the consent of the holders of all the bonds then outstanding under the EGSL Mortgage; or

•	reduce the above-described percentage of holders of bonds under the EGSL Mortgage required to approve any such modification, without the consent of the holders of all such bonds then outstanding.

If we amend a Class A Mortgage to eliminate one or more covenants as described above, a holder of Collateral Trust Mortgage Bonds would no longer benefit from such covenants.

Resignation of a Trustee; Removal

The Trustee may resign at any time by giving written notice to us or may be removed at any time by an act of the holders of a majority in principal amount of Collateral Trust Mortgage Bonds then outstanding delivered to the Trustee and us at least 31 days prior to such removal. No resignation or removal of the Trustee and no appointment of a successor Trustee will be effective until the acceptance of appointment by a successor Trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a Trustee appointed by act of the holders, if we have delivered to the Trustee a board resolution appointing a successor Trustee and the successor has accepted the appointment in accordance with the terms of the Mortgage, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as Trustee in accordance with the Mortgage. (Mortgage, Section 1010.)

Notices

Notices to holders of New Bonds will be given by mail in writing to the addresses of such holders as they may appear in the security register for the New Bonds. (Mortgage, Section 108.)

Title

We, the Trustee, and any of our or the Trustee’s agents, may treat the person in whose name New Bonds are registered as the absolute owner thereof, whether or not the New Bonds may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Mortgage, Section 308.)

Governing Law

The Mortgage is, and the New Bonds will be, governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its conflicts of laws principles, except where otherwise required by law, including with respect to the creation, perfection, priority or enforcement of the lien of the Mortgage. (Mortgage, Section 114.)

Consent to Amendments

Each initial and future holder of the New Bonds, by its acquisition of an interest in such New Bonds, will irrevocably (a) consent to the amendments to the Mortgage described herein, without any other or further action by any holder of such New Bonds, and (b) designate the Trustee, and its successors, as its proxy with irrevocable instructions to vote and deliver written consents on behalf of such holder in favor of such amendments at any meeting of bondholders, in lieu of any meeting of bondholders, in response to any consent solicitation or otherwise.

Information about the Trustee

The Trustee will be The Bank of New York Mellon. In addition to acting as Trustee, The Bank of New York Mellon also acts, and may act, as trustee under the ELL Mortgage, the EGSL Mortgage, and various other of our and our affiliates’ indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the Trustee and its affiliates in the ordinary course of our respective businesses.

Book-Entry Only Securities

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will trade through DTC. Each series of New Bonds will be represented by one or more global certificates and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global certificates, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the New Bonds represented by such global certificates to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with the Trustee as custodian for DTC.

DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Exchange Act. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the New Bonds within the DTC system must be made through participants, who will receive a credit for the New Bonds on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through whom they purchased New Bonds. Transfers of ownership in the New Bonds are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their New Bonds of a series, except if use of the book-entry system for the New Bonds of that series is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the New Bonds with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Bonds. DTC’s records reflect only the identity of the participants to whose accounts such New Bonds are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of New Bonds may wish to take certain steps to augment transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults and proposed amendments to the Mortgage. Beneficial owners of the New Bonds may wish to ascertain that the nominee holding the New Bonds has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent to Cede & Co., as registered holder of the New Bonds. If less than all of the New Bonds of a series are being redeemed, DTC’s practice is to determine by lot the amount of New Bonds of such series held by each participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to New Bonds, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the New Bonds are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the New Bonds.

Payments of redemption proceeds, principal of, and interest on the New Bonds will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided in the applicable prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the New Bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the New Bonds.

DTC may discontinue providing its services as securities depositary with respect to the New Bonds at any time by giving us reasonable notice. In the event no successor securities depositary is obtained, certificates for the New Bonds will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the New Bonds. In that event or if an event of default with respect to a series of New Bonds has occurred and is continuing, certificates for the New Bonds of such series will be printed and delivered. If certificates for such series of New Bonds are printed and delivered,

•	those New Bonds will be issued in fully registered form without coupons;

•

a holder of certificated New Bonds would be able to exchange those New Bonds, without charge, for an equal aggregate principal amount of New Bonds of the same series, having the same issue date and with identical terms and provisions; and

•	a holder of certificated New Bonds would be able to transfer those New Bonds without cost to another holder, other than for applicable stamp taxes or other governmental charges.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1.	through one or more underwriters or dealers;

2.	directly to one or more purchasers;

3.	through one or more agents; or

4.	through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1.	the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2.	the initial public offering price;

3.	any underwriting discounts and other items constituting underwriters’ compensation;

4.	the proceeds we will receive from that sale; and

5.	any discounts or concessions to be allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bonds so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange. No assurance can be given that any broker-dealer will make a market in any series of the New Bonds, and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the 2018 Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds and certain legal matters with respect to the offering of the New Bonds will be passed upon for us by Mark G. Otts, Esq., Assistant General Counsel—Corporate and Securities, of Entergy Services, LLC, New Orleans, Louisiana, as to matters of Louisiana law, Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law, and Duggins Wren Mann & Romero, LLP, Austin, Texas, as to matters of Texas law. Mr. Otts may rely on the opinion of Morgan, Lewis & Bockius LLP as to matters of New York law relevant to his opinion, and on the opinion of Duggins Wren Mann & Romero, LLP as to matters of Texas law relevant to his opinion. Morgan, Lewis & Bockius LLP may rely on the opinion of Mr. Otts as to matters of Louisiana law relevant to its opinion, and on the opinion of Duggins Wren Mann & Romero, LLP as to matters of Texas law relevant to its opinion. Duggins Wren Mann & Romero, LLP may rely on the opinion of Mr. Otts as to matters of Louisiana law relevant to its opinion, and on the opinion of Morgan, Lewis & Bockius LLP as to matters of New York law relevant to its opinion. Certain legal matters with respect to the offering of the New Bonds will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters.